Exhibit 99.1

Vesting of awards under the Long Term Incentive Plan

Hong Kong, Shanghai & Florham Park, NJ — Friday, October 21, 2022: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; SEHK:13) announces that the non-performance based awards granted under the Long Term Incentive Plan (“LTIP”) on October 20, 2021 to the following persons discharging managerial responsibilities were vested on October 20, 2022:-

Award Holder	Number of American depositary shares (“ADS”)

Mr Simon To (Executive Director)	1,937 [1]
Dr Dan Eldar (Non-executive Director (“NED”))	1,937
Ms Edith Shih (NED)	1,937 [2]
Mr Paul Carter (Independent Non-executive Director (“INED”))	1,647 [3]
Dr Karen Ferrante (INED)	1,647 [4]
Mr Graeme Jack (INED)	1,937
Professor Tony Mok (INED)	1,937

Notes:

(1)	Similar to the arrangement for his Director’s fees, these ADSs were not received by Mr Simon To, but were received by or for the account of his employer, Hutchison Whampoa (China) Limited.
(2)	These ADSs were not received by Ms Edith Shih, but were received by or for the account of her employer, Hutchison International Limited.
(3)	Mr Paul Carter elected, on acceptance of the grant of his awards, to have 15% of his LTIP awards (amounting to US$9,375 with respect to his awards which vested on October 20, 2022) held on his behalf by the trustee administering the LTIP pending vesting in the form of cash, to settle his tax liabilities in respect of his awards.
(4)	Dr Karen Ferrante elected, on acceptance of the grant of her awards, to have 15% of her LTIP awards (amounting to US$9,375 with respect to her awards which vested on October 20, 2022) held on her behalf by the trustee administering the LTIP pending vesting in the form of cash, to settle her tax liabilities in respect of her awards.

The notifications set out below are provided in accordance with the requirements of the UK Market Abuse Regulation.

(a) Dr Dan Eldar

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Dan Eldar
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,937 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-10-20
f)	Place of the transaction	Outside a trading venue

(b) Mr Paul Carter

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Paul Carter
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,647 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-10-20
f)	Place of the transaction	Outside a trading venue

(c) Dr Karen Ferrante

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dr Karen Ferrante
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,647 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-10-20
f)	Place of the transaction	Outside a trading venue

(d) Mr Graeme Jack

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Mr Graeme Jack
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,937 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-10-20
f)	Place of the transaction	Outside a trading venue

(e) Professor Tony Mok

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Professor Tony Mok
2	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	HUTCHMED (China) Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ADS each representing five Ordinary Shares of US$0.10
	Identification code	ADS ISIN: US44842L1035
b)	Nature of the transaction	Vesting of awards granted on October 20, 2021 under HUTCHMED's LTIP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		Nil	1,937 ADS

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2022-10-20
f)	Place of the transaction	Outside a trading venue

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,900 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception it has advanced 13 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

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Annie Cheng, Vice President	+1 (973) 567 3786

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Nominated Advisor
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